SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                   Commission  File  Number     0-25007
                                                               ---------

(Check  One)
[ ] Form  10-K  and  Form  10-KSB   [ ]   Form  11-K
[ ] Form  20-F  [X] Form  10-Q  and  Form  10-QSB  [ ] Form  N-SAR

     For  period  ended  September  30,  2002
                         --------------------

 Transition  Report  on  Form  10-K  and  Form  10-KSB
 Transition  Report  on  Form  20-F
 Transition  Report  on  Form  11-K
 Transition  Report  on  Form  10-Q  and  Form  10-QSB
 Transition  Report  on  Form  N-SAR

     For  the  transition  period  ended ______________________________________

     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________

________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

     Full  name  of  registrant  Amalgamated  Technologies,  Inc.
                                 -----------------------------------------------

     Former  name  if  applicable  Fullcomm  Technologies,  Inc.
                                   ---------------------------------------------

     Address of principal executive office (Street and Number)  1640 Terrace Way
                                                                ----------------

     City,  State  and  Zip  Code  Walnut  Creek,  CA  94596
                                   ---------------------------------------------

                                     PART II
                             RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     X  (a)     The  reasons  described in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

     X (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     _  (c)     The  accountant's  statement  or  other exhibit required by Rule
12b-259c)  has  been  attached  if  applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to unexpected delays in completing its unaudited financial statements for the quarterly period ended September 30, 2002, registrant has only recently provided such financial statements and related data to its independent auditors for review. Registrant expects its Form 10-QSB to be filed on or before November 19, 2002.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

          Adam  S.  Gottbetter,  Esq.      (212)         983-0532
          ------------------------------------------------------------
                                        (Area Code) (Telephone Number)

     (2) Have all other periodic report required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                   X  Yes          _  No

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     (3)     Is  it  anticipated  that  any  significant  change  in  results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                   X  Yes          _  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

     During the period ended September 30, 2002, registrant settled outstanding debts with most of its creditors, which in most instances agreed to accept negotiated settlements for less than the amounts otherwise due to them. For the three and nine month periods ended September 30, 2002 the forgiveness of debt amounted to $366,523. This, together with significantly reduced operating expenses during the three and nine month periods ended September 30, 2002 resulted in net income of $329,342 and $189,038, respectively, during the three and nine month periods ended September 30, 2002 as compared to net losses of $197,960 and $613,433, respectively, during the three and nine month periods ended September 30, 2001.



                             AMALGAMATED TECHNOLOGIES, INC.
                     --------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:     November  13,  2002                    By:     /s/ David Rector
                                                          ----------------------
                                                        David  Rector, President




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